

| 0:00 / 2:08

INVEST IN **FULL FRAME BEER**

Award winning professional brewers combine their powers to open brewpub in Denver Colorado

fullframebeer.com   Denver, CO   ⊙ | Female Founder | Alcohol & Vice | Retail | Brick & Mortar | Brewery |

Highlights

1   Turn-key brewery

2   Award winning brewers including 5 Great American Beer Festival medals

3	Hand crafted cocktails
4	Late night food and drink options
5	Central location in Downtown Denver
6	Wine, cider, and mead on tap

Featured Investor

 **Janet Shulenberger**
Invested $20,000 ⓘ

Follow

Syndicate Lead
Janet is an entrepreneur who bought, built, and sold 3 coffee shops, 30+ years of being a Salon Owner. I'm ready to lead in this venture!

"As an avid supporter of craft brewing and entrepreneurship, I am thrilled at the opportunity to take on the role of Lead Investor in this exciting venture. The prospect of collaborating with seasoned brewers who possess over a decade of collective experience is inspiring and a testament to the quality and dedication they bring to the table. By assuming the Lead Investor position, I aim to champion this brewpub's vision and serve as a trusted liaison between the founders and our fellow Wefunder investors. I am committed to fostering a collaborative and transparent environment that empowers all stakeholders to thrive. Together, we can elevate this brewpub into a thriving hub of creativity, community, and exceptional craft beer. Count me in! 🍻 I've always been passionate about supporting local businesses that foster community connections, and the idea of investing in a brewpub aligns perfectly with that ethos. The prospect of being part of a venture that produces exceptional craft beer and serves as a gathering place where people can come together to unwind, socialize, and create memories is incredibly appealing to me."

Our Team



Alyssa Hoberer Owner/Brewer

Head Brewer for Jagged Mountain Brewing. Creator of Southern Beer Girl with 34k+ followers on social media. Award Winning Brewer.



Jacob Kemple Owner/Brewer

Lead Brewer for Our Mutual Friend Brewing. 5 time GABF medal award brewer. Installed and brews on current system at desired location. 5+ years of restaurant management experience.

Pitch



We're thrilled to announce that we've secured a lease for the former Jagged Mountain Brewery location at 1139 20th Street, and we've also completed the purchase of their assets. This is a huge step toward bringing Full Frame Beer to life, and we can't wait to start making the space our own!

Our goal is to open our doors in February, and we're hard at work transforming the space into a vibrant brewpub where you can enjoy great beer, delicious food, and a welcoming atmosphere.

The common saying 'glass half empty or half full' often symbolizes one's perspective on life. Full frame comes from this saying. It stands for the essence of optimism and capturing the moment to its fullest. At Full Frame, it's not just about the quality of the beer, but also the overall experience. The ambiance, the service, and the sense of community all come together, creating a place where every element complements the other, offering a complete and fulfilling experience to every guest.

  

What is Full Frame

 Our Vision

Full Frame is a vision of a full experience not all breweries can offer. Beer created by renowned brewers, coffee and food from an in-house cafe, and gluten-free options such as wine and cider on tap with a variety of pre-batched and handmade cocktails as well as hop water, mocktails, and other non alcoholic options.



Collaboration

These components would be brought together under the idea of community and collaboration. In the brewing industry, we often brew collaboration beers to share ideas and combine our marketing powers. At Full Frame, we would continue this idea by focusing on our own recipes, as well as collaboration beers. We would extend this value into the other facets of our business by creating collaboration cocktails with distilleries and food collaborations between chefs. We value craft products and hope to bring a variety of them together under one roof.



Our Location

We aim to use the already established location at 1139 20th St, Denver, CO in the ballpark neighborhood currently known as Jagged Mountain Craft Brewery. We would improve upon the previous work accomplished by bringing the space to life with vivid colors, rotating photography, and live plants. The location already has a coffee shop with small food options that we would expand upon to create our kitchen.



Advantages

Our experience in the industry will give us an edge to what a successful brewery needs. Having great beer is only one part of the composition.

Implementing proven marketing strategies and focusing on other revenue streams like well-designed merchandise, gluten-free products, a coffee shop, and collaborations will allow us to stand out as a highly sought-after venue in Denver.



Problems

Selection

- Many breweries in Denver only offer beer for purchase, which has caused customers to seek alternatives and refrain from visiting local breweries. The limited selection and absence of non-alcoholic options have played a significant role in customers' decision-making process.

Coffee/Food

- The majority of breweries, including the current space, rely on food trucks to provide meals. However, this dependence on food trucks can be unreliable and leaves guests uncertain about whether the establishment will be able to offer food upon their arrival.

Outdated

- Jagged Mountain Craft Brewery has not been updated in over ten years. It is in need of new decor, signage, and product choices to align with current design and beverage trends. This lack of modernization deters a younger generation from visiting our establishment.

Ownership

- The current owners of Jagged Mountain Craft Brewery have not been actively involved for years. The space requires attention from its ownership to ensure continued success and progress as a company. The lack of direction in the company has resulted in Jagged Mountain becoming stagnant.



Solutions

Selection

- In addition to our exceptional selection of beers, Full Frame Brewing Co will also offer a variety of other beverage options, such as wine, cider, mead, and cocktails. This diverse range of choices will enable us to cater to a wider audience, appealing not only to beer enthusiasts but also to those with different preferences.

Coffee/Food

- By offering a consistent and diverse coffee menu alongside select food options, we will attract customers seeking a cozy café experience. Instead of relying solely on external vendors, we will have the advantage of providing in-house coffee and light dining



have the advantage of providing in-house coffee and light dining options that perfectly complement our welcoming atmosphere.

Outdated

- We plan to update our brewery to a more modern design, incorporating new furniture, signage, and color scheme, while rebranding as Full Frame Beer. With a rotating cocktail list and a contemporary approach to beer, we aim to attract a younger crowd who resides in Downtown Denver.

Ownership

- The presence of owners who actively brew and manage the location will provide a more hands-on approach from experienced brewers. This level of involvement will offer valuable direction and insight as we progress. By having the owners work full-time, we can ensure quick decision-making and fresh perspectives on a daily basis.

Our Team

Our team consists of local award winning brewers and successful online marketers. We plan to take our combined 16 years of experience to create Full Frame. We both bring separate skills that are necessary to be successful in this competitive market. Throughout our careers, we have had the opportunity to collaborate and work closely with numerous breweries. These valuable connections will undoubtedly play a pivotal

role as we embark on our new venture of creating Full Frame.

We are also the creators of the social media group The Stuck Mashies where brewers can share ideas, ask for help, and together make a yearly collaboration beer for The Colorado Brewers Guild's Collaboration Fest.

Alyssa Hoberer

Head Brewer for Jagged Mountain Brewing

Creator of Southern Beer Girl with 34k+ followers on social media

Award Winning Brewer



Alyssa started her passion for making beer as a home brewer in 2015 with a 5-gallon set up in her 3rd floor apartment. After winning best of show and numerous medals for her beer she decided to pursue a professional brewing career. Since then, she has attended Regis University where she studied Applied Craft Brewing, and worked as a brewer at numerous award winning breweries in the Denver area. She is now the head brewer of Jagged Mountain Craft Brewery, a central Denver brewery making a wide range of styles from traditional German beers to experimental sours and everything in between. Alyssa has also been successful as a beer influencer through Instagram and Facebook under the name Southern Beer Girl, where she shares her brewing journey and encourages diversity within the brewing industry.

Jacob





Kemple

| Lead Brewer for Our Mutual Friend Brewing | 5 time GABF medal award winner | Installed and brews on current system at desired location |

Jacob started his journey in the beer industry by working for local beer bars and managing front of house staff at local breweries. During this time his love for craft beer grew leading him to become the assistant brewer of Alpine Dog Brewing in 2016. Since then he has worked for several breweries including teaching classes at Co-Brew on brewing ingredients and heading the pilot batch program for Tivoli's airport location. For the last 5 years he has worked as the lead brewer for renowned Our Mutual Friend brewing company where he has brewed several award winning beers including 5 GABF awards.

Financial Highlights

At Full Frame we aim to maximize our revenue streams by focusing on several aspects. Brewing beer on site, we aim to focus on popular beer styles like IPAs and Lagers with other seasonal beers. A largely overlooked area of brewery sales is merchandise. We plan to have well designed rotating stock of merchandise in a prominent location to increase our daily sales. Instead of relying on food trucks, serving our own food will allow us to control our product and adapt and change with the trends to meet the demands of our kitchen. Serving other beverage options will open us up to costumers who do not drink beer and expand our profit margins by serving spirits. Focusing on collaboration beer, food, and cocktails we will expand our marketing powers and bring in new customers.



Batch Name			Brewer	Tank #
Batch Number			Date	Ferm ATP

Grist

Type	Amount	%	Maltster

Salts/Acid/Nutrient

Type	Amount	Time

Funding needed

Full frame is looking to raise $400,000 in order to see our vision come to life. The money will be spent to purchase the assets of and licenses of Jagged Mountain Craft Brewery as well as fund a redesign and rebrand. We will use some funds to build a small kitchen in the already existing coffe shop.

Investor Perks

At each new tier you gain new perks as well as the previous perks listed.



$100

- 20% off all in house made Full Frame Beer



$500

- Free access to our mug club including a free shirt per year and 20oz pours for 16oz prices on select in house made beer or 25% off all in house made Full Frame beer



$1,000

- 25% off all other alcohol at Full Frame and The Dark Room
- Invitation to annual investors party



$5,000

- 50% off all alcohol and merch at Full Frame and The Dark Room
- $100 gift card for merch per year





$15,000

- Participate in the VIP investors yearly collaboration brew day

- Free meal per month for you and a plus 1

More perks

Is there something more you would like to see from us? Let us know!

Dividends

After 2 years of sales we aim to issue 30% of our yearly profit as dividends. (Future payments are not guaranteed).

Thank you

If you are interested in our vision please feel free to reach out with any questions. We can send you our full busniness plan and would love to discuss the deatials.






